UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, foreseeably on 21 March 2025, at second call, which has been published today in the daily press and on BBVA’s website (www.bbva.com).

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website (www.bbva.com).

Madrid, 14 February 2025

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 21, 2025

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Company, BBVA or the Bank), at its meeting held on February 11, 2025, agreed to call the Company’s Annual General Shareholders’ Meeting, which will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on March 20, 2025, at 12:00 pm, on first call, and on March 21, 2025, at the same location and time, on second call, in accordance with the following:

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2024.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2024.

1.3.	Approval of the allocation of results for the 2024 financial year.

1.4.	Approval of the corporate management during the 2024 financial year.

TWO.- Adoption of the following resolutions on the re-election of members to the Board of Directors:

2.1.	Re-election of Carlos Torres Vila.

2.2.	Re-election of Onur Genç.

2.3.	Re-election of Connie Hedegaard Koksbang.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of the reduction of the share capital of the Bank, in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction, totally or partially, on one or more occasions.

FOUR.- Renewal of the delegation of powers to the Board of Directors in relation to the execution of the share capital increase with non-monetary contributions approved by the Extraordinary General Shareholders’ Meeting of 2024.

FIVE.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

SIX.- Re-election of the auditors of accounts for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2025.

SEVEN.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

EIGHT.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2024.

* * * * * *

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SUPPLEMENT TO THE CALLING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office, at Plaza de San Nicolás, 4, 48005, Bilbao, within five days following publication of this calling.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting register at least five days before the scheduled date of the General Meeting.

As the Annual General Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have shares registered in their name no later than March

16, 2025, in order to be able to participate in and vote at the Meeting.

The Company will issue a personalized attendance card indicating the number of shares held to each shareholder entitled to attend who so requires it, giving them access to the venue where the General Meeting is to be held. Requests may be sent to the Shareholder Office, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch office in Spain.

Holders of a lower number of shares may group together to reach at least that number of shares, appointing a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch office in Spain.

In order to confirm the identity of shareholders, or their valid proxies, on entering the venue where the General Meeting is to be held, attendees will be asked to present their attendance card, documents verifying their status as proxy, where applicable, and their Spanish national identity document or any other official document generally accepted for such purposes.

REMOTE ATTENDANCE

The Company has agreed that, in accordance with Article 21 of its Company’s Bylaws, attendance to the General Meeting may also take place via remote means.

Remote attendance will take place through the Remote Attendance Portal, accessible via the Company’s corporate website (www.bbva.com) and online banking website (www.bbva.es), in accordance with the timeframes and in the format described below. It is envisaged that the General Meeting will be broadcasted live on the Company’s corporate website (www.bbva.com).

In order to verify the identity of the attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting remotely (hereinafter, remote attendees) must register and confirm their identity—and that of their proxy, where applicable—on the Remote Attendance Portal prior to the start of the Meeting (hereinafter, the Accreditation process), as follows:

a)

Remote attendees who are BBVA electronic banking users (who have a multichannel contract with the Bank) may confirm their identity through the online banking website (www.bbva.es) by entering the password they use to access and carry out transactions in the online banking website (www.bbva.es).

b)

Remote attendees who are not users of BBVA electronic banking may confirm their identity on the Bank’s corporate website (www.bbva.com), under section “2025 Annual General Meeting/Remote Attendance”, making use of their Electronic National Identity Document (DNIe) or their digital

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

The Accreditation process via Remote Attendance Portal will be enabled on March 7, 2025, and will be closed at 11:00 am on the day on which the General Meeting is held. However, to ensure the correct processing of the supporting documentation verifying their identity and legitimacy, it is recommended that all shareholders—or their proxies—who wish to attend using remotely complete the Accreditation process sufficiently in advance, with it being recommendable to do so no later than March 20, 2025 at 11:00 am, taking into that the General Meeting is scheduled to be held on second call.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, once the Accreditation process is completed in due time and form, remote attendees must access the Remote Attendance Portal between 9:00 am and 11:00 am on the scheduled day of the Meeting, as follows:

a)	via the online banking website (www.bbva.es) for remote attendees who are BBVA electronic banking users, entering their online banking password;

b)

via the Bank’s corporate website (www.bbva.com), under section ”2025 Annual General Meeting/Remote Attendance” for remote attendees who are not BBVA electronic banking users, using the credentials generated in the Accreditation process.

Only remote attendees who have completed the Accreditation process in due time and form and have accessed the Remote Attendance Portal between the indicated times may exercise their rights remotely on the day of the General Meeting.

Remote attendees who, in exercise of the shareholder rights provided for in the Corporate Enterprises Act, wish to request any information or clarification which they deem necessary in relation to items on the agenda, publicly available information that the Company has submitted to the National Securities Market Commission since the last General Meeting, or in connection with the auditor’s report; or who wish to submit written proposals under the terms of, and in accordance with, the Corporate Enterprises Act, may do so through the Remote Attendance Portal, on the scheduled day of the General Meeting from 9:00 am until the General Meeting begins.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by remote attendees will be answered by the Meeting Panel during the meeting, or in writing within seven days of the General Meeting taking place.

Remote attendees’ right to vote shall be exercised through the Remote Attendance Portal and in accordance with the provisions of the Bank’s General Meeting Regulations. Remote attendees will be able to vote on the proposed resolutions on the agenda items from the moment they access the Remote Attendance Portal, on the day on which the Meeting is held, until the General Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the General Meeting Panel.

For any matters not explicitly covered in this call notice, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the “2025 Annual General Meeting/Remote Attendance” section.

In any event, shareholders’ physical attendance at the venue where the General Meeting is to be held will nullify any actions carried out remotely via the Remote Attendance Portal.

REMOTE VOTING AND PROXIES PRIOR TO THE MEETING

Those shareholders who do not wish to attend the General Meeting in person can submit their vote or proxy remotely by electronic or written means, prior to the General Meeting being held, as indicated below.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ELECTRONIC VOTING AND PROXIES

Shareholders can exercise their voting and proxy delegation rights by electronic means via the participation applications rolled out on the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the BBVA España app), which is available free of charge at the Play Store and App Store.

In order to prove their identity, and to guarantee the proper exercise of their rights, shareholders who wish to vote or delegate a proxy by electronic means must register and confirm their identity in the following way:

a)

Shareholders who use BBVA electronic banking (who have a multichannel contract with the Bank) can confirm their identity to vote or delegate a proxy electronically, by entering the passcode they use to access and carry out transactions in the online banking website (www.bbva.es) or the BBVA España app.

b)

Shareholders who do not use BBVA electronic banking and shareholders who are legal entities, through their valid proxy, can verify their identity to vote or delegate a proxy electronically through the use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

Shareholders may exercise their voting and delegation rights by electronic means, prior to the General Meeting, from February 21, 2025 until 12:00 pm on the day before the General Shareholders’ Meeting is held on first call, i.e. 12:00 pm on March 19, 2025, as follows:

a)	for shareholders who use BBVA electronic banking, through the online banking website (www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal entities, via the “2025 Annual General Meeting/Electronic Vote and Proxy” section of the Company’s corporate website (www.bbva.com).

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information relating to remote voting and/or delegation of proxies will be available for its consultation on the “2025 Annual General Meeting” section of the Company’s corporate website (www.bbva.com).

WRITTEN VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting in person, can also remotely cast their vote or submit a proxy delegation in writing, using the voting or delegation form included on the attendance card, which can be requested and submitted at any BBVA branch office in Spain. In this regard, it is hereby stated that any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this call notice for the General Meeting, through the Shareholder Office or at any BBVA branch office in Spain, requesting the issue of the relevant document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at calle Azul 4, 28050 Madrid, to be processed and counted.

In order to be processed, remotely cast proxies and votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any proxies or votes that arrive after this time will not be counted.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In any case, shareholders must fill in the relevant forms and follow the instructions printed on the attendance card in order to exercise each of these rights.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal or remote attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide any information or clarifications that they may deem necessary, or submit written queries regarding items on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at calle Azul 4, 28050 Madrid, Spain; or by email to the address given in the “Right to Information” section of the “2025 Annual General Meeting” page of the Company’s corporate website (www.bbva.com), following the instructions therein.

From the time of this calling, any shareholder may request at the registered office (Plaza de San Nicolás, 4, Bilbao, Spain) or review on the Company’s corporate website (www.bbva.com), on the “2025 Annual General Meeting” page, the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors’ reports on the agenda items where legally required, if so desired; the annual financial statements and management reports, both individual and consolidated, for the 2024 financial year, which include the non-financial information report of the Bank and its consolidated Group, and which will be submitted for the approval of the General Meeting, together with the corresponding statutory auditors’ reports; the Annual Corporate Governance Report for the 2024 financial year; the curriculum vitae, category (status) and mandatory proposals and reports on the re-election of directors proposed under agenda item Two; the Board of Directors’ reports on the proposals submitted under agenda items Three, Four and Five; and the Annual Report on BBVA Directors’ Remuneration for the 2024 financial year. Likewise, the full text of the Board of Directors’ Regulations is made available to shareholders, and the General Meeting will be informed of its revised version, as well as the remaining legal documentation related to the General Meeting.

In addition, shareholders will have access to the legal reports of the directors that have been issued since the previous General Meeting regarding the use of the delegation to issue contingently convertible securities (“CoCos”), which will also be presented to the General Meeting and which have been published and made available to shareholders at the time of their issuance.

Shareholders may obtain and request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the Annual General Shareholders’ Meeting will be available for its consultation in the “2025 Annual General Meeting” section of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDER FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum (hereinafter, the Forum) on the Company’s corporate website (www.bbva.com), for the legally established purpose, which individual shareholders and duly authorized voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

The Forum may be used to publish proposals that are intended to be submitted as supplements to the agenda listed in the calling, requests to second these proposals, initiatives to achieve the percentage of

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

votes required to exercise the minority right established by Law and offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General

Meeting before it is held. As such, the Forum is not a channel to be used for communicating with the Bank nor for attending the General Meeting remotely.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided on the “2025 Annual General Meeting” section of the Bank’s corporate website (www.bbva.com).

To register in the Forum, shareholders who are electronic banking users (who have a multichannel contract with the Bank) may log on via the online banking web page (www.bbva.es), entering the same credentials they use to access the online banking website (www.bbva.es) and use its online banking features.

Shareholders who do not use electronic banking and shareholders who are legal entities, through their valid proxy, may register and obtain a passcode to log on to the Forum, through the Bank’s corporate website (www.bbva.com), under section “2025 Annual General Meeting/Electronic Shareholder Forum”, by using their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre—Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their proxies as a result of any breakdowns, overloads, line failures, connection faults or other eventualities of the same or similar sort, beyond the Bank’s control, that may prevent the use of the mechanisms enabled for shareholders to exercise, via remote means of communication, their rights regarding the General Meeting.

The foregoing applies notwithstanding the adoption of the measures required in each situation, in particular when this is advisable or necessary for technical or security reasons, trying to ensure that shareholders or their proxies can exercise their rights.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders can contact the Shareholder Office at calle Azul, 4, 28050, Madrid, Spain, from 9:00 am to 6:00 pm, Monday through Friday; telephone the Shareholder Helpline at (+34) 91 224 98 21 from 8:00 am to 10:00 pm, Monday through Friday; send an email to the mailbox accionistas@bbva.com or by consulting the information included in the ‘Frequently Asked Questions’ document available in the ‘2025 General Meeting’ section of the Bank’s corporate website (www.bbva.com).

Shareholders are informed that the Company’s corporate website (www.bbva.com) will be kept up-to-date with the measures that may be taken for holding the General Meeting and may be of interest to shareholders or their representatives.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to Article 203 of the Corporate Enterprises Act and Article 101 of the Commercial Registry Regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PERSONAL DATA PROCESSING

In accordance with the provisions of Organic Law 3/2018, of 5 December, on Personal Data Protection and digital rights guarantee, BBVA will process the shareholders’ personal data and, where applicable, that of its proxies in accordance with the provisions of the document on processing of personal data which can be consulted at the following link: accionistaseinversores.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised in accordance with the aforementioned document.

NOTE

Shareholders are informed that, in the event that, between the calling and the scheduled date for holding the Meeting, there are extraordinary circumstances—beyond the Company’s control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders or their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance” section of this call notice, supplemented by the additional requirements set forth in the applicable legal and statutory provisions applicable to this type of meetings, which have been published on the “2025 Annual General Meeting/Remote Attendance” section of the Company’s corporate website (www.bbva.com).

The Company, in this case, will inform shareholders, through the Company’s corporate website (www.bbva.com) and the daily press, as soon as it were reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.

Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.bbva.com).

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON MARCH 21, 2025 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, February 14, 2025, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2024.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending December 31, 2024.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2024 in the amount of EUR 10,234,604,206.21 (ten billion, two hundred thirty-four million, six hundred four thousand, two hundred six euros and twenty-one cents of euro), as follows:

●	The amount of EUR 4,034,299,825.50 (four billion, thirty-four million, two hundred ninety-nine thousand, eight hundred twenty-five euros and fifty cents of euro) to the payment of dividends, of which:

a)

EUR 1,671,352,784.85 (one billion, six hundred seventy-one million, three hundred fifty-two thousand, seven hundred eighty-four euros and eighty-five cents of euro) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2024 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 25 September 2024; and

b)

the remaining EUR 2,362,947,040.65 (two billion, three hundred sixty-two million, nine hundred forty-seven thousand, forty euros and sixty-five cents of euro) will be allocated to the payment of the final dividend for the year 2024 in a gross amount of EUR 0.41 (forty-one cents of euro) per outstanding share of the Bank with the right to participate in said distribution when paid. Payment to shareholders will take place on 10 April 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 25 September 2024 approving the payment of the aforementioned amount as an interim dividend on account of the 2024 dividend.

●

The remaining profit, that is, the amount of EUR 6,200,304,380.71 (six billion, two hundred million, three hundred four thousand, three hundred eighty euros and seventy-one cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

The re-election of Carlos Torres Vila and Onur Genç as members of the Board of Directors is submitted to the General Meeting, with the favorable reports of the Appointments and Corporate Governance Committee, for the statutory term of three years, both with the category of executive directors.

Likewise, the re-election of Connie Hedegaard Koksbang as member of the Board of Directors, with the status of independent director, for the statutory term of three years, is submitted to the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

The proposed re-elections are accompanied by the report of the Board of Directors stipulated in Article 529 decies of the Corporate Enterprises Act and in the case of the proposal for the re-election of Carlos Torres Vila and Onur Genç with the favorable report of the Appointments and Corporate Governance Committee. These reports have been made available to shareholders as of the date on which the call notice of the General Meeting was made public.

Consequently, it is proposed that the General Meeting:

2.1.

Re-elect Carlos Torres Vila, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of executive director, for the statutory three-year period.

2.2.

Re-elect Onur Genç, of legal age, of Turkish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of executive director, for the statutory three-year period.

2.3.

Re-elect Connie Hedegaard Koksbang, of legal age, of Danish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

Pursuant to the provisions of paragraph 2 of Article 34 of the Company’s Bylaws, the number of Board Members shall be determined as a result of the resolutions adopted under this item on the Agenda, which shall be reported to the General Meeting for the corresponding purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of TWO HUNDRED AND EIGHTY-TWO MILLION, FOUR HUNDRED THOUSAND, NINE HUNDRED AND EIGHTY-SEVEN EUROS AND FIFTY-FOUR EURO CENTS (EUR 282,400,987.54), corresponding to FIVE HUNDRED AND SEVENTY-SIX MILLION, THREE HUNDRED AND TWENTY-EIGHT THOUSAND FIVE HUNDRED FORTY-SIX (576,328,546) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49)), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 18 March 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction will not involve the repayment of shareholder contributions as the Company itself will hold the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

Two.- Confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chair of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)

Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)	Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)

Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in any domestic or foreign market where BBVA’s shares are listed, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction, as well as to attend to any formalities and obligations related to the capital reduction and each of its executions.

(vi)

Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)

Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Three.- Nullify, for the unused part, the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting held on 15 March 2024, under item three of the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

In relation to the first resolution to increase the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) via non-monetary contributions (the “Capital Increase”) adopted by the Extraordinary General Shareholders’ Meeting held on July 5, 2024 (the “Extraordinary General Meeting”) under agenda item one (the “Resolution One”), renew and re-approve resolution two of delegation of powers related to the Capital Increase adopted by the Extraordinary General Meeting under the same agenda item, for its exercise within a one (1) year period from the date of adoption of this resolution, in the following terms:

To empower the Board of Directors, in the broadest terms, authorizing it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chair of the Board of Directors, the Chief Executive Officer and on any individual that the Board may expressly empower for such purposes, to fully or partially execute the previously approved Capital Increase, in one or several rounds, within the period of one (1) year since the adoption of this resolution, and establish its terms and conditions regarding any matters that may have not been stipulated by the Extraordinary General Meeting, in the manner deemed most convenient, including, without limitation:

(i)	Establish the date or dates on which the Capital Increase should fully or partially become effective.

(ii)	Develop the procedure for the contribution in kind and exchange of shares of Banco de Sabadell, S.A. by the new shares of BBVA to be issued pursuant to the Capital Increase.

(iii)	Determine the amount of the issuance premium of the new shares in accordance with the provisions of Resolution One.

(iv)

Amend the wording of the article 5 of the Bylaws that regulates the share capital so that it reflects the new capital figure and the number of outstanding shares after each execution of the approved Capital Increase.

(v)	Apply for the admission to listing to all new shares of BBVA in accordance with the provisions of Resolution One.

(vi)

Carry out any formalities that they may deem necessary or appropriate in any relevant jurisdiction to effect and carry out, in full or in part, and in one or several rounds, the Capital Increase and the issuance of the new shares, and in particular appear and carry out whatever formalities may be required before any competent authorities in any jurisdiction and approve and sign all public or private documents that may be necessary or convenient to ensure the effectiveness of the Capital Increase in any of its aspects and contents.

(vii)	Draft and publish any advertisements that may be required or deemed convenient.

(viii)

Declare the closing of each execution of the Capital Increase, once the corresponding new shares are subscribed and paid up, formalizing all public and private documents that may be convenient to fully or partially execute, in one or several rounds, the Capital Increase.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(ix)

Formalize as many public and private documents as it may be required, and appear before the notary public to register the corresponding resolutions, as well as to rectify, regularize, clarify and harmonize these resolutions with the meaning conveyed in the verbal and/or written assessment by the Mercantile Registrar until each Capital Increase execution is registered in the Mercantile Registry.

(x)

Carry out as many formalities and actions as may be required and formalize as many public and private documents as it may be required or convenient to apply for the admission to trading of the new shares in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as any of the domestic or foreign Securities Exchanges in which BBVA shares may be traded, including any formalities and actions that may be required or convenient for this purpose before the corresponding public and/or private entities, including any action, statement or formality with any competent authority in any jurisdiction, including, without limitation, the United States of America.

(xi)

Formalize any public or private document and carry out any formalities, legal transactions, contracts, statement and transactions that may be required or convenient to carry out each execution of the agreed Capital Increase, as well as to effect formalities and obligations before any competent authority, Spanish or otherwise, related to the Capital Increase and each one of their executions.

(xii)

Carry out any action, statement, communication or formality before any body, entity or public or private registry, within Spain or abroad, in connection with the Capital Increase and each one of its executions.

(xiii)

And in general, carry out any actions and sign as many documents as may be necessary or convenient for the validity, effectiveness, development and execution of the Capital Increase and the issue of the new share, including interpreting, applying, executing and developing the approved resolutions, including the rectification and enforcement thereof.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on February 11, 2025, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

To re-elect Ernst & Young, S.L. as the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2025. Ernst & Young, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, No. 65 - Torre Azca - with Tax Identification Number (NIF) B78970506, registered under number S0530 in the Official Register of Auditors of Accounts of the Institute of Accounting and Auditing of Accounts, and in the Commercial Registry of Madrid, in general volume 9,364, volume 8,130 of Section 3 of the Companies Book, folio 68, Section 3, sheet 87,690-1.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTION UNDER AGENDA ITEM EIGHT OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 21, 2025

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2024, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Carlos Torres Vila Chair

Born in 1966

Spanish national

BS in Electrical Engineering and BS in Business Administration from the Massachusetts Institute of Technology (MIT)

Master’s in Management from the MIT Sloan School of Management

Graduated in Law from UNED

Professional Background:

1990 - 2002	McKinsey & Company (elected partner in 1997)

2002 - 2007	Director of Corporate Strategy and Member of the Executive Committee of Endesa

2007	Chief Financial Officer of Endesa

2008 - 2014	Member of the Management Committee of BBVA. Head of Corporate Development & Strategy

2014 – 2015	Member of the Management Committee of BBVA. Head of Digital Banking

2015 – 2018	CEO (Consejero Delegado) of BBVA

He is non-executive director of BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México and of Grupo Financiero BBVA México, S.A. de C.V. and Chair of the BBVA Foundation.

He was appointed director of BBVA on 4 May 2015 and Chair of the Board of Directors on 20 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Onur Genç CEO

Born in 1974

Turkish national

Bachelor in Science, Electrical Engineering from the University of Boğaziçi (Turkey)

MSIA/MBA at the Carnegie Mellon University (USA)

Professional Background:

1997 – 1999	Senior Financial Controller, Information Technology Services at American Airlines

1999 – 2004	Consultant / manager at McKinsey & Company

2004 – 2009	Partner at McKinsey & Company

2009 – 2012	Senior partner and manager of the Turkish office at McKinsey & Company

2012 – 2015	Executive Vice President responsible for Retail, Private Banking and Payment Systems at Garanti BBVA

2015 – 2017	Deputy CEO at Garanti BBVA

2017 – 2018	President and CEO at BBVA USA and BBVA’s Country Manager in the USA

He is a non-executive director of BBVA México, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA México and of Grupo Financiero BBVA México, S.A. de C.V.

He was appointed director and CEO (Consejero Delegado) of BBVA on 20 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Connie Hedegaard Koksbang Director

 Born in 1960

 Danish national

 Masters in Literature and History from the University of Copenhagen

 Professional background:

1984-1990	Member of the Danish Parliament

1990-1994	Journalist at Berlingske Tidende in Denmark

1994-1998	Director of DR Radio News

1998-2004	Anchor at Deadline, Danish TV DR2

2004-2009	Minister for the Environment and Minister for Climate and Energy (Denmark)

2005-2007	Minister for Nordic Cooperation (Denmark)

2005-2009	Member of the Danish Parliament

2010-2014	European Commissioner for Climate Action, European Commission

2015-2016	President of Denmark’s Public Service Board
Other positions:

2015-2024	Chair of the Board of Trustees at the KR Foundation

2015-2024	Chair of CONCITO

Since 2015	Member of the Supervisory Board at the European Climate Foundation

Since 2015	Chair of the OECD’s Round Table on Sustainable Development

Since 2016	Member of the Sustainability Council at Volkswagen

Since 2016	Independent director at Danfoss A/S

2016-2022	Member of the Supervisory Council at Nordex SE

Since 2017	Chair of the Board at Aarhus University

Since 2019	Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change

2020-2023	Non-executive director at Cadeler A/S

Since 2021	Member of the Climate and Environment Advisory Council at the European Investment Bank (EIB)

Since 2022	Advisor to the Board of Directors of Gazelle Wind Power Limited

She was appointed director of BBVA on 18 March 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2025	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors